DLocal Limited Reports 2022 First Quarter Financial Results

First Quarter 2022

US$2.1 billion Total Payment Volume, up 127% year-over-year

Revenues of US$87.5 million, up 117% year-over-year

190% Net Revenue Retention Rate

38% Adjusted EBITDA Margin

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay May 17, 2022 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology- first payments platform, announced its financial results today for the first quarter ended March 31, 2022.

“We are pleased to share that we are off to a strong start to the year, delivering record Q1 results, with TPV surpassing US$2 billion and increasing 127% year-over-year. For the fifth consecutive quarter we grew our revenue triple digits, increasing it by 117% year-over-year to US$87 million, and we continue to deliver positive Adjusted EBITDA, increasing it by 84% year-over-year to US$33 million. Our performance this quarter reinforces our strong growth momentum, and we expect to continue delivering growth supported by the performance of our existing and new merchants using our platform.

While Q1 2022 has been marked by a challenging global macro environment due to specific factors such as higher interest rates, higher inflation in some developed markets, challenges in logistics in specific geographies, the Russia - Ukraine conflict, our business has shown resilience and continues to benefit from the diversity of our merchants across industry verticals, geographies, products, and consumer behavior patterns. Our business has no exposure to Russia or Ukraine.

We continue to expand our footprint in emerging markets, launching operations in two new countries, Ivory Coast and Rwanda, bringing the total number of countries in which we make our services available to 37. We continue to make disciplined investments in our infrastructure and people to support our expansion strategy while maintaining an Adjusted EBITDA margin of 38%. Our total number of employees increased to 562 by the end of March 2022, a 54% year-over-year increase,” said Sebastian Kanovich.

First Quarter 2022 Financial Highlights

•
Total Payment Volume (“TPV”) reached US$2.1 billion in the quarter, representing 127% year-over-year growth compared to US$926 million in the first quarter of 2021.
•
Revenues in the first quarter of 2022 amounted to US$87.5 million, representing 117% year-over-year growth compared to US$40.3 million in the first quarter of 2021 and 15% growth compared to $76.3 million in the fourth quarter of 2021.
•
Gross profit was US$43.6 million in the first quarter of 2022, representing 87% year-over-year growth compared to US$23.3 million in the first quarter of 2021 and 12% growth compared to US$38.9 million in the fourth quarter of 2021.
•
Adjusted EBITDA was US$32.9 million in the first quarter of 2022, representing 84% year-over-year growth compared to US$17.8 million in the first quarter of 2021 and 13% growth compared to US$29.1 million in the fourth quarter of 2021.
•
Adjusted EBITDA Margin was 38% in the first quarter of 2022 compared to 38% in the fourth quarter of 2021 and 44% in the first quarter of 2021.
•
Profit for the first quarter of 2022 was US$26.3 million, or US$0.08 per diluted share, compared with profit of US$16.9 million, or US$0.06 per diluted share, for the first quarter of 2021 and with profit of US$23.5 million, or US$0.08 per diluted share, for the fourth quarter of 2021.
•
As of March 31, 2022, dLocal had US$410.1 million in cash, cash equivalents and marketable securities, compared with US$336.2 million as of December 31, 2021 and US$127.5 million as of March 31, 2021. The quarter-over-quarter increase of US$73.9 million reflects an increase of US$23.9 million in our funds and an increase of US$49.9 million in funds due to our merchants with respect to the fourth quarter of 2021.

The following table summarizes our key performance metrics:

	Three months ended
	March 31, 2022	March 31, 2021
	(in millions of US$ except for %)
Key Performance Metrics
TPV	2,104	926
TPV growth YoY	127%	139%
Revenue	87.5	40.3
Revenue growth YoY	117%	124%
Adj. EBITDA	32.9	17.8
Adj. EBITDA Margin	38%	44%

First Quarter 2022 Business Highlights

•
dLocal is well diversified across verticals, so its business does not depend on the performance of any single industry vertical. During the first quarter 2022 dLocal saw triple digit year-over-year growth in TPV driven by the performance and continued growth of its merchants across most verticals, particularly in on-demand delivery, travel, commerce, advertising and SaaS (“software as a service”).
•
dLocal is also well diversified across geographies. In the first three months of 2022 dLocal continued to focus on its expansion efforts and added Ivory Coast and Rwanda to its geographic network, bringing the total number of countries in which dLocal makes its services available to 37.
•
Revenue increased across all regions during the quarter, with LatAm growing 116% compared to the first quarter of 2021, accounting for 89% of the total revenue. Asia & Africa revenue, which accounted for the remaining 11%, increased by 127% compared to the first quarter of 2021.
•
During the quarter, dLocal continued delivering strong revenue growth both from existing and from new customers. Revenue from Existing Merchants increased by US$36.3 million in the first quarter of 2022. The net revenue retention rate, or NRR, in the first quarter of 2022 reached 190%. Revenue from New Merchants was US$10.9 million for the first quarter of 2022 compared to US$6.8 million for the first quarter of 2021.
•
During the first three months of 2022, dLocal continued to enhance its product portfolio with improvements in our features for pay-ins and pay-outs while continue to run pilots for new solutions such as issuing-as-a-service.

Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin to net income:

In thousands of U.S. dollars	Three-months ended March 31
	2022	2021
Profit for the period	26,273	16,927
Income tax expense	1,213	1,379
Depreciation and amortization	1,723	515
Secondary offering expenses[1]	89	705
Transaction costs	—	113
Share-based payment non-cash charges	2,034	565
Other operating (gain)/loss	—	(2,896)
Other charges, net	1,524	533
Adjusted EBITDA	32,856	17,841

Revenues	87,453	40,256
Adjusted EBITDA	32,856	17,841
Adjusted EBITDA Margin	37.6%	44.3%

1 Secondary expenses for Q1 2022 corresponds to expenses assumed by dLocal in relation to the secondary offering of its shares occurred in 2021.

Earnings per share:

We calculate basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the three-months periods ended March 31, 2022 and 2021.

Our diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The next table presents the information used as base for such calculation

	For the three-month period ended March 31
	2022	2021
Profit attributable to common shareholders (U.S. Dollars)	26,291,715	16,919,575
Weighted average number of common shares	295,044,763	271,140,500
Adjustments for calculation of diluted earnings per share	18,144,357	22,954,000
Weighted average number of common shares for calculating diluted earnings per share	313,189,120	294,094,500
Basic earnings per share	0.09	0.06
Diluted earnings per share	0.08	0.06

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Conference Call and Webcast

dLocal’s management team will host a conference call and audio webcast on May 18, 2022 at 9:00 a.m. Eastern Time. The conference call may be accessed by dialing (888) 705-0197/ (409) 981-0764 (Conference ID – 7488285 –) and requesting inclusion in the call for dLocal.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 37 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of Selected Operational Metrics

“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, service providers) to facilitate the money transfer process.

“Enterprise Global Merchants” means merchants with at least US$6 million of annual TPV processed through our platform.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“NRR” means net revenue retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the current period revenue by the prior period revenue. The prior period revenue is the revenue billed by us to all of our merchant customers in the corresponding period for the prior fiscal year. The current period revenue is the revenue billed by us in the corresponding period for the current fiscal year to the same merchant customers included in the calculation of the prior period revenue. Current period revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers on-boarded during the last 12 months.

“Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants”: means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants”: means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

Forward Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Note Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

DLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Comprehensive Income for the three-month periods ended March 31, 2022 and 2021

(In thousands of U.S. dollars, except per share amounts, unaudited)

	March 31, 2022	March 31, 2021
Continuing operations
Revenues	87,453	40,256
Cost of services	(43,899)	(16,989)
Gross profit	43,554	23,267
Technology and development expenses	(1,406)	(520)
Sales and marketing expenses	(2,844)	(1,042)
General and administrative expenses	(10,294)	(5,762)
Impairment gain/(loss) on financial assets	75	(54)
Other operating gain	—	2,896
Operating profit	29,085	18,785
Finance income	6	18
Finance costs	(1,299)	(463)
Inflation adjustment	(306)	(34)
Other results	(1,599)	(479)
Profit before income tax	27,486	18,306
Income tax expense	(1,213)	(1,379)
Profit for the period	26,273	16,927
Profit attributable to:
Owners of the Group	26,292	16,920
Non-controlling interest	(19)	7
Profit for the period	26,273	16,927
Earnings per share
Basic Earnings per share	0.09	0.06
Diluted Earnings per share	0.08	0.06
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	1,162	212
Other comprehensive income for the period, net of tax	1,162	212
Total comprehensive income for the period	27,435	17,139
Total comprehensive income for the period is attributable to:
Owners of the Group	27,454	17,123
Non-controlling interest	(19)	16
Total comprehensive income for the period	27,435	17,139

DLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Financial Position as of March 31, 2022 and December 31, 2021

(In thousands of U.S. dollars, except per share amounts, unaudited)

	March 31, 2022	December 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	410,064	336,197
Financial assets at fair value through profit or loss	1,286	1,004
Trade and other receivables	217,191	190,966
Other assets	1,188	1,339
Total Current Assets	629,729	529,506
Non-Current Assets
Deferred tax assets	578	133
Property, plant and equipment	2,377	2,485
Right-of-use assets	3,799	3,915
Intangible assets	48,056	46,969
Total Non-Current Assets	54,810	53,502
TOTAL ASSETS	684,539	583,008
LIABILITIES
Current Liabilities
Trade and other payables	346,776	277,160
Borrowings	6,077	5,014
Lease liabilities	502	502
Tax liabilities	13,568	13,126
Derivative financial instruments	1,121	221
Provisions	1,759	1,710
Contingent consideration liability	665	665
Total Current Liabilities	370,468	298,398
Non-Current Liabilities
Deferred tax liabilities	576	883
Lease liabilities	3,367	3,426
Total Non-Current Liabilities	3,943	4,309
TOTAL LIABILITIES	374,411	302,707
EQUITY
Share Capital	590	590
Share Premium	157,750	157,151
Capital Reserve	14,534	12,741
Other Reserves	1,466	(30)
Retained earnings	135,825	109,867
Total Equity Attributable to owners of the Group	310,165	280,319
Non-controlling interest	(37)	(18)
TOTAL EQUITY	310,128	280,301

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or “dLocal Malta”) shares to dLocal was the Cayman Islands company has been finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented in here corresponds to dLocal Malta, our predecessor. This reorganization was done, among other things, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com